Gammon Lake Resources Inc.

Annual Report

2002

TSE : GAM / NASDAQ (OTC) : GMLRF / BSX : GL7

November 2002

Dear Shareholders,

The last fiscal year has been very positive and eventful one for the Company with many important initiatives successfully completed.

Among the most significant accomplishments was the renegotiating of its agreement with Minerales de Soyopa resulting in a dramatic reduction of the amount to be paid by Gammon Lake to Soyopa and the conveyance to Gammon Lake of one hundred percent (100%) of Soyopa's right, title and ownership to Soyopa's concessions at Ocampo, Chihuahua State, Mexico. The concessions have been conveyed to Gammon Lake and are registered in the Company's name at the Mexican Bureau of Mines.

The Company entered into a strategic alliance with Bolnisi Gold NL of Sydney, Australia with the intent to take Gammon Lake's gold/silver project at Ocampo into production at the earliest time possible. Bolnisi has been working at Ocampo since February of 2002 at its sole expense, to complete a feasibility study leading to production from the project, at an annualized rate of not less than 1.25 million tonnes of processed ore.

In April of 2002, the Company received an independent third party preliminary economic assessment and engineering study prepared by Pincock Allen and Holt of Lakewood, Colorado. The study outlines extremely robust economics for a combined open pit and underground mine at the Company's project at Ocampo and indicates yearly production of 85,000 ounces gold and 3,750,000 ounces silver at a cash cost of US $118.00 per ounce of gold equivalent. In its report, Pincock Allen & Holt indicates the potential to add an additional 1,950,000 ounces of gold and 106,500,000 ounces of silver with further exploration and development at Ocampo. That further work is now underway at Ocampo.

One of the truly exciting realities of the PAH report is that the economics outlined are based on US $300 gold and US $4.60 silver. As this letter is written, the world gold price is US $322 and world silver price is US $4.50, which means that the economic prospects of the Ocampo project are even more substantial than outlined in the report.

The Company completed a fully subscribed private placement for gross proceeds of CDN $6.5 million dollars in June 2002. The placement was led by LOM Capital of Hamilton Bermuda. The Company plans to apply substantially all of the financing proceeds to a significant drilling and development program at its Ocampo gold/silver project with the objective of substantially increasing its defined resource on its 100% owned portion of the project.

Yours truly,

Fred George
President

Ocampo Project Location and Infrastructure and History

Located in the Sierra Madre Occidental Mountains, State of Chihuahua, Mexico, the Ocampo Gold Silver Project is 25 road kilometers from Highway 16, a major transportation route across northern Mexico. Access from the highway is via a government maintained road. The project area has a well-developed infrastructure and a local work force familiar with mining operations.

Discovered in 1804, Ocampo was an active mining district, famous for its high grade "clavos", until the 1912 Mexican revolution. Following withdrawal of foreign capital after the revolution, mining was restricted to small underfunded operations.

Until the mid 1990's, Ocampo was a remote camp with difficult access. With the completion of Federal Highway 16 the mid 1990's, the area now is easily accessible from major supply centers in Chihuahua and Sonora.

In the past, mineral ownership within the Ocampo mining district was fractured, further complicating development efforts. No modern exploration programs were undertaken in the district until 1997.

Gammon Lake began exploring the possibilities of the district in 1998 and in 1999 began a drilling campaign in the northeastern part of the district. By early 2000, Gammon had entered into agreements that effectively consolidated the district for the first time in nearly 100 years.

During 2000, Gammon Lake undertook an aggressive exploration and development drilling program, completing over 27,000 meters of combined reverse circulation and core. To date three hundred (300) drill holes totaling 38,982 meters have been completed on the Ocampo Gold Silver Project.

Metallurgical test work has been completed by Kappes, Cassiday & Associates. Bottle roll tests have demonstrate amenability of gold and silver to cyanide extraction. Initial column tests to test heap leach extraction techniques have exceeded expectations.

A third party resource evaluation has been completed by Watts Griffis McOuat Ltd. As a result of the 2000 exploration program, known resource in all categories more than tripled. See table below.

Current Resource Ocampo

The current resource on the 100% owned Northeast Project area and the Bolnisi Joint Venture area are shown in the table below.

100% Gammon Lake Resources					
	Tonnes	Au (g/t)	Ag (g/t)	Au oz.	Ag oz.
Measured Resources	291,000	1.45	100	14,000	938,000
Indicated Resources	4,786,000	1.96	81	303,000	12,411,000
Measured + Indicated	5,077,000	1.94	82	317,000	13,349,000
Inferred	930,000	3.90	251	117,000	7,523,000
Joint Venture Resources					
Measured Resources	7,380,000	1.39	66	331,000	15,707,000
Indicated Resources	9,233,000	1.20	36	357,000	10,594,000
Measured + Indicated	16,613,000	1.29	49	688,000	26,301,000
Inferred Resources	4,875,000	1.28	54	200,121	8,517,000

Gammon Enters Joint Venture Agreement on Open Pit Area of Ocampo

In March 2002 a formal earn-in Agreement was entered into between Bolnisi Gold NL ('Bolnisi') and Gammon Lake Resources Inc. ('Gammon Lake') over the Plaza de Gallos, Refugio, Conico, Picacho and La Estrella open pit area of the Ocampo Gold-Silver Project, Chihuahua State Mexico. Gammon Lake maintains one hundred percent (100%) ownership of all its remaining concessions at Ocampo on which a number of significant high grade structures have been drill identified. Gammon Lake will focus its attention on advancing the development of these structures.

Below is a topographical map showing a portion of Gammon Lake's Ocampo project on which the Northeast Project area and the Gammon Lake / Bolnisi Joint Venture areas are outlined.

Topographical Map of Ocampo


100 % Gammon Owned
Ocampo Northeast Project
PGR Trend
Aventurero
San Juan
Brenda
Gammon / Bolnisi Joint Venture Area
Santa
Juliana
Red areas in map – Alteration and Mineralization
Blue Lines – Major Faults and Structures

June 2002 Bolnisi Gold NL began a 4,800-meter, 33 hole drill program. The program has been designed to provide in-fill data for the completion of a block model resource and core samples from metallurgical test work to be used in the final feasibility study on the Gammon /Bolnisi Joint Venture area. Bolnisi must place the joint venture into production at its sole expense within the next 16 months or be subject to $100,000 per month penalty and in any event be in production within 22 months to earn their 60% interest.

Third Party Study by Pincock Allen & Holt

A preliminary assessment report was prepared on the Ocampo project in Spring 2002. The following table summarizes the economic results of the PAH study.

OCAMPO PROJECT FINANCIAL ANALYSIS SUMMARY

	Phase I*	Phase II**
Cash Cost/oz gold equivalent	US$127	US$118
Rate of Return	88%	91%
NPV 0%	US$101,316,000	US$266,747,000
NPV 5%	US$ 76,332,000	US$176,242,000
Pay Back/Years	1.6	1.6
Gold Price US$300 **Silver Price** US$4.60 *Phase I-Years 1-6; **Phase II-Projected case years 1-12		

The Pincock Allen & Holt scoping study, encompassing a Phase I and a Phase II for the project was based on extensive project data resulting from expenditures by Gammon Lake of $14,000,000, which included the completion of 38,000 meters of drilling in 300 holes and a previously released project resource study audited by Watts, Griffis & McOuat. Ocampo's current mineral resource inventory as stated in the Watts, Griffis & McOuat report was estimated to include in excess of 1,000,000 contained ounces of gold and 39,600,000 contained ounces of silver in the measured and indicated categories, plus 317,000 contained ounces of gold and 16,000,000 contained ounces of silver in the inferred category. In it's report, PAH indicates the potential to add an additional 1,950,000 ounces of gold and 106,500,000 ounces of silver with further exploration and development at the Ocampo project. Such potential resources would be included in a future Phase III analysis.

Among Pincock Allen & Holt's conclusions are:

- The economic analysis of the project, using typical heap leach operating and capital costs, shows robust economic performance.
- The sensitivity analysis indicates strong economic performance with a 20% reduction in metal price or grade or a 20% increase in either operating or capital costs.

The Pincock Allen & Holt report stated:

"Two cases were analyzed during the study. The base case focused on measured and indicated resources with minimal reliance on inferred resources, and produced a 6-year mine life. The second case (referred to as the projected case) allowed more extensive development of the inferred resources, with an operating life of 12 years and a heavier reliance on underground production."

ECONOMIC ASSESSMENT SUMMARY RESULTS

GOLD/SILVER PRODUCTION	Phase I Base Case*	Phase II**
Gold Ounces	468,800	1,019,700
Silver Ounces	19,919,000	44,860,000

PRODUCTION COST	Phase I Base Case	Phase II
Cash Cost (Combined Underground & Open Pit)	US$127.00 per oz e/au	US$118.00 per oz e/au
Cash Cost (Underground)	US$96.00 per oz e/au	US$96.00 per oz e/au
Cash Cost (Open Pit)	US$142.00 per oz e/au	US$142.00 per oz e/au

OPEN PIT DATA	Phase I Base Case	Phase II
Years	5.5	8.5
Ore Tonnage	6,530,000mt	10,645,000mt
Gold Grade	1.81g/t	1.81g/t
Silver Grade	87g/t	87g/t
Strip Ratio	4.3	4.3

UNDERGROUND DATA	Phase I Base Case	Phase II
Years	5.5	11.5
Ore Tonnage	655,000	2,305,000
Gold Grade	7.35g/t	7.35g/t
Silver Grade	414g/t	414g/t

PROCESSING & HEAPS	Phase I Base Case	Phase II
Tonnes Per Day	4,600	4,600
Gold Recovery	88%	88%
Silver Recovery	73%	73%

OPERATING COSTS	Phase I Base Case	Phase II
Open Pit $/Tonne ORE	US$0.95	US $0.95
Underground $/Tonne	US $18.30	US$18.30
Processing $/Tonne	US $5.50	US$5.50
G & A and Closure $/Tonne	US $1.20	US$1.20

MINE LIFE CAPITAL***	Phase I Base Case****	Phase II
Total Capital	US$27,064,000	US$39,354,000

* Phase I-Years 1-6
** Phase II-Projected Case Years 1-12
*** In Phase I, Gammon Lake's Capital Cost is US$2,300,000 for underground operation on 100% Gammon owned ground. In Phase II, Gammon Lake's Capital Cost is US$12,290,000 for operation of 12 year project with heavier reliance on underground production on 100% Gammon owned ground.
**** The open pit capital costs are estimated to be US$24,764,000 which will be borne entirely by Bolnisi Gold NL under the Gammon/Bolnisi joint venture.

SENSITIVITY ANALYSIS

The scoping study included a sensitivity analysis outlining the economic effect of changes to capital cost, operating costs, and world gold/silver prices.

GOLD PRICE SENSITIVITY

Gold Price	Silver Price		Phase I	Phase II
US$250	US$3.83	Rate of Return	54%	60%
		NPV 0%	US$62,539,000	US$181,220,000
		NPV 5%	US$45,517,000	US$116,710,000
		Pay Back/Years	2.1	2.2

Gold Price	Silver Price		Phase I	Phase II
US$300.00	US$4.60	Rate of Return	88%	91%
		NPV 0%	US$101,316,000	US$266,747,000
		NPV 5%	US$76,332,000	US$176,242,000
		Pay Back/Years	1.6	1.6

Gold Price	Silver Price		Phase I	Phase II
US$350	US$5.37	Rate of Return	124%	126%
		NPV 0%	US$140,094,000	US$352,274,000
		NPV 5%	US$107,147,000	US$235,773,000
		Pay Back/Years	1.2	1.2

Commenting on the scoping study, Gregory Liller, Gammon Lake's Vice President of Explorations, said "Gammon Lake's Phase I cash cost of combined open pit/underground operation of US $115 per ounce is extremely low and the total costs of US $124, which includes Gammon's share of capital cost, would be among the lowest in the mining industry. The study estimates economic performance that is highly robust. In fact, the economic performance projections are so robust that the project demonstrates very strong performance even if metal prices and or grades were reduced by 20% or operating/capital costs were increased by 20%. In my opinion the report makes it clear that Ocampo is one of only a few properties that exhibits both robust economics as well as length of mine life sufficient to form the cornerstone of a substantial mining company."

Current Work Program 2002

On the basis of the robust potential economics and the large exploration potential outlined in the PAH report Gammon Lake will focus its exploration drilling efforts on greatly increasing the known resource on Gammon's 100% owned Northeast project area.

The accompanying two long sections are on the San Juan and Aventurero deposits. The San Juan long section shows the relationship between the old workings in the San Juan and Santa Juliana mines and the pierce points of the 2000/2001 deep drilling in the San Juan structure. The Aventurero shows the existing drill hole pierce points in relation to elevation.

OCAMPO NORTHEAST LONGITUDINAL SECTIONS

FIGURE 1



Existing Drill Hole
Bulk Sample
Planned Drill Hole
2000 elv
1900 elv
Stopes
Lowest Drainage Level Approximate Elevation 1720 m
1800 elv
1700 elv
1600 elv
1500 elv
1400 elv
210
215
UG-10
UG-9
UG-11
Santa Juliana Workings Projected into Plane of Section Bottom Elevation 1400 Meters

Ocampo Gold Silver Project
Longitudinal Section San Juan - Balvanera
NNE Section, viewing WNW

FIGURE 2



Existing Drill Hole
Planned Drill Hole
BR-29
220
BR-30
101
224
221
226
184

Ocampo Gold Silver Project
Longitudinal Section Aventurero
ENE Section, viewing SW

Prior drilling by Gammon has already produced high grade results as outlined in the following table and displayed on the above long sections.

SELECTED DRILL RESULTS TO DATE AT OCAMPO NORTHEAST PROJECT AREA

Deposit	Hole	Intercept (m)	Gold (g/t)	Silver (g/t)
San Juan	UGD-9	4	8.93	804
	UGD-10	5	6.11	266
	UGD-11	5	5.69	665
	Or	2	13.48	1,604
	ODH-199	Low Grade		
	ODH-205	Workings		
	ODH-210	Low Grade		
	ODH-215	4.5	8.39	675
Aventurero	ODH-184	7.6	18.96	408
	ODH-221	4.6	5.21	306
	ODH-224	7.6	5.00	299
	ODH-226	4.57	4.65	164
Brenda	UGD-13	3	10.88	663
	UGD-14	3	4.67	267

In addition to the above drill hole intercepts, a 300 tonne bulk sample was mined from the lowest level of the dewatered Balvanera mine. This sample was processed through the small local custom mill and graded 9.40 g/t gold and 414 g/t silver. Gammon Lake feels that the results produced to date by the deeper elevation drill holes have been exceptional. Discounting the hole that intersected workings, the overall success rate for identifying mineralization has been quite strong. While all the above holes are classified as "deep elevation tests" project topography is such that ramps from the valley floor could readily access much of the area tested to date.

The upcoming drill program will test an additional 200 meters below drilling completed to date, along with testing targets on the JM, Brenda, Santa Ana, Resurreccion, El Rayo and Belen zones. The geological map below outlines the drill holes to date and the proposed drill holes on the Ocampo Northeast Project area. All maps and longitudinal sections in this press release may be seen clearly and in colour at the Company's website, www.gammonlake.com.

2002 DRILL PROGRAM SITE LOCATION MAP


JM
Santa Ana
Brenda
Maria
Balvanera
San Juan
Aventurero
Resurreccion
El Rayo
Santa Juliana
Belen
Silicified with Quartz Breccia/Stockworks
Clay Alteration
Shear or Fault
Drill Hole
Planned Drill Hole
Old Workings
Ocampo Gold-Silver Project
Ocampo Northeast Project
Geologic Map

DIRECTOR'S REPORT

November 2002

As was the case last year, Gammon Lake Resources Inc. continues to direct the majority of its human and financial resources to the exploration and development of the Ocampo project, located in Chihuahua State, Mexico.

On a go forward basis, it is anticipated that the focus will change more and more from pure exploration to an advanced development and ultimately to production. These plans are subject to the customary risk factors of the junior resource exploration sector.

As reported in last year's annual report, successful completion of advanced development and production requires some change in the mix of talents and experience available to the Company. To that end the Company has appointed two new Directors to its Board, both of whom are Mexican nationals. The new Directors are Senor Alejandro Caraveo and Senor Rodolfo Nieblas. Between them these new Directors bring a wealth of senior executive experience in business in Mexico, in mineral resource development and invaluable relationships with government and business leaders throughout Mexico. The appointments strongly position Gammon Lake for strategic growth in Mexico in the years ahead.

The Directors believe that the Company is undervalued, particularly in light of resource estimate studies, joint venture undertakings, an independent third party preliminary economic assessment and engineering study and very positive metallurgy test results. Market conditions continue to be very challenging and do not reflect the true value of the Company.

The joint venture referenced above was undertaken in January of 2002 between Gammon Lake and Bolnisi Gold NL of Sydney Australia under the terms of which Bolnisi has the right to earn a sixty percent (60%) interest in a portion of Gammon Lake's Ocampo project upon attaining certain production milestones. The directors and management of Gammon Lake believe that alliance with Bolnisi Gold will put production at Ocampo on the fast tract and is in the best interest of Gammon Lake shareholders.

Management of the Company has once again proven its capacity to raise the necessary capital to finance its exploration and development initiatives. During the fiscal year ended July 31, 2002 the Company successfully raised $7,737,000 through a private placement financing in the amount of $6,500,000 led by LOM Capital Ltd. of Hamilton, Bermuda, a further private placement financing in October, 2001 in the amount of $1,027,000 and a private placement financing in the amount of $210,000 in February 2002.

Gammon Lake working capital as at July 31, 2002 increased from $1,018,392 to $6,573,133.

The directors are confident that the Company has the necessary financial resources to meet its project development and corporate requirements for the next number of months. The Ocampo Project in Mexico continues to be the focus of the Company's efforts and the directors are very optimistic that the next fiscal year will bring significant positive advances in its development and the fortunes of the Company.

Management's Discussion and Analysis

The following discussion and analysis of the Corporation's financial condition and results of operations should be read in conjunction with the audited consolidated financial statements of the Corporation for the twelve months ended July 31, 2002, 2001 and 2000.

Overview

The following discussion and analysis provides a summary of selected audited consolidated financial information for the twelve months ended July 31, 2002, 2001 and 2000, and includes financial information relating to the Corporation, as well as its direct and indirect wholly-owned subsidiaries.

The Corporation's exploration activities are at an early stage, and it has not yet been determined whether its properties contain recoverable ore. The Corporation has no current sources of revenue other than interest earned on cash and short-term and money market instruments, all of which were derived from issuances of share capital, as well as a monthly payment in the amount of $30,000 for a definite term pursuant to the joint venture agreement with Bolnisi Gold NL.

Selected Consolidated Financial Information

Annual Information

Twelve Months Ended July 31, 2002, 2001 and 2000 –
Consolidated Balance Sheet Data

	2002 ($)	2001 ($)	2000 ($)
Working Capital	6,573,133	1,018,392	2,788,051
Current Assets	6,741,921	1,201,298	3,059,323
Capital Assets	25,919	29,577	33,868
Mineral Properties and Related Deferred Costs	48,785,981	33,135,821 (1)	14,976,528(1)
Current Liabilities	168,788	182,906	271,272
Shareholders' Equity	32,939,922	23,631,790	14,535,737
Deficit	(6,101,694)	(3,894,033)	(2,182,697)

Notes:

(1) This amount has been restated as a result of a restatement of the financial statements of the Corporation's Mexican subsidiary for the twelve months ended July 31, 2001 and 2000 following a determination that certain capitalized costs with respect to mineral properties and related deferred costs were not eligible to be deducted against future taxable income under Mexican law.

Twelve Months Ended July 31, 2002, 2001 and 2000 –
Consolidated Statement of Loss and Deficit Data

	2002 ($)	2001 ($)	2000 ($)
Interest Income	23,039	108,703	133,646
Expenses	2,350,700	1,669,255	1,028,262
Losses	2,207,661	1,560,552	894,616
Write-off of Abandoned Mineral Properties and Related Deferred Costs	-	150,784	44,064
Net Loss	(2,207,661)	(1,711,336)	(938,680)
Net Loss (per share)	(0.09)	(0.12)	(0.06)
Net Loss (per share, fully diluted) (1)	(0.09)	(0.12)	(0.06)

Quarterly Information (2)

	Three Months Ended October 31, 2001 / 2000	Three Months Ended January 31, 2002 / 2001	Three Months Ended April 30, 2002 / 2001	Three Months Ended July 31, 2002 / 2001
Interest Income	$19,077 / $19,128	$379 / $50,649	$81 / $18,695	$3,502 / $20,231
Net Loss	$(416,441) / $(279,583)	$(344,645) / $(899,355)	$(276,632) / $(337,727)	$(1,169,943) / $(194,671)
Net Loss (per share)	$(0.02) / $(0.02)	$(0.01) / $(0.05)	$(0.01) / $(0.02)	$(0.049) / $(0.009)
Net Loss (per share, fully diluted) [1]	$(0.02) / $(0.02)	$(0.01) / $(0.05)	$(0.01) / $(0.02)	$(0.049) / $(0.009)

Notes:

(1) Net loss per share on a fully-diluted basis is the same as net loss per share on an undiluted basis, as all factors which were considered in the calculation are anti-dilutive.

(2) Quarterly information for the three months ended October 31, 2001 and 2000, January 31, 2002 and 2001, and April 30, 2002 and 2001 was obtained from the Corporation's unaudited quarterly financial statements for these periods.

Results of Operations

Twelve Months Ended July 31, 2002

During this period, the Corporation had revenue of $143,039 (2001 - $108,703), relating to interest on short-term investments and management fees. The Corporation incurred expenses of $2,350,700 (2001 - $1,669,255), of which $4,188 (2001 - $5,428) were due to amortization, $(83,000) (2001 – $nil) to a foreign exchange gain/loss, $928,475 (2001 - $610,547) to general and administrative expenses, $30,000 (2001 - $36,000) to management fees, $1,382,699 (2001 - $947,027) to professional fees and $88,338 (2001 - $70,253) to wages and benefits. There were no write-offs of abandoned mineral properties and related deferred costs for the period, compared to write-offs and deferred costs of $150,784 for the twelve months ended July 31, 2001. The Corporation's net loss for the period was $2,207,661 (2001 - $1,711,336).

Twelve Months Ended July 31, 2001

During this period, the Corporation earned income of $108,703 (2000 - $133,646), relating to interest on short-term investments. The Corporation incurred expenses of $1,669,255 (2000 - $1,028,262), of which $5,428 (2000 - $4,540) were due to amortization, $610,547 (2000 - $370,772) to general and administrative expenses, $36,000 (2000 - $36,000) to management fees, $947,027 (2000 - $552,728) to professional fees and $70,253 (2000 - $64,222) to wages and benefits. The Corporations write-down of abandoned mineral properties and related deferred costs for the period totalled $150,784 (2000 - $44,064) and its net loss for the period was $1,711,336 (2000 - $938,680).

Twelve Months Ended July 31, 2000

During this period, the Corporation earned income of $133,646 (1999 - $13,809), relating to interest on short-term investments. The Corporation incurred expenses of $1,028,262 (1999 - $384,990), of which $4,540 (1999 - $3,184) were due to amortization, $370,772 (1999 - $179,262) to general and administrative expenses, $36,000 (1999 - $36,000) to management fees, $552,728 (1999 - $108,760) to professional fees and $64,222 (1999 - $57,784) to wages and benefits. The Corporations write-down of abandoned mineral properties and related deferred costs for the period totalled $44,064 (1999 - $17,335) and its net loss for the period was $938,680 (1999 - $388,516).

Liquidity and Capital Resources

During the twelve months ended July 31, 2002, the Corporation expended a total of $15,650,160 on exploration of the Ocampo Project. Of this amount, $2,600,000 of expenditures were incurred for arm's length services and property acquisitions paid by the issuance of 5,000,000 common shares of the Corporation, valued at an average price of $0.52 per share, and an amount of $11,111,111 were incurred for long-term debt consideration. Exploration expenditures also included future income taxes of $865,000 and cash outlays in the amounts of U.S. $100,000 and U.S. $125,000 on November 23, 2001 and May 23, 2002, respectively, which were paid by the Corporation in accordance with the terms of the Soyopa Joint Venture Agreement. Under the terms of the Soyopa Joint Venture Agreement, the Corporation is also required to make two separate payments of U.S. $3,500,000 on or before November 23, 2006 and U.S. $3,500,000 on or before November 23, 2007, except if the property is placed into production prior to November 23, 2006, in which case an annual advance payment of U.S. $1,000,000 shall be made to Soyopa which will be credited against the U.S. $7,000,000 obligation and, if the property is sold to a third party, the balance of U.S. $7,000,000 shall be due and owing immediately. Under the terms of the Minera Fuerte Joint Venture Agreement, the Corporation is required to pay the amount of $211,526 to Minera Fuerte upon the sale of the Ocampo Project.

On March 25, 2002, the Corporation entered into an Earn-In Agreement with Bolnisi Gold NL ("Bolnisi") with respect to certain areas of the Ocampo Project. Bolnisi will complete the Corporation's ongoing Feasibility Study and will place the project into production, at its own expense, at a rate of not less than 1.25 million tones of ore processed per year. In addition, Bolnisi has agreed to pay to the Corporation the sum of $30,000 per month until the project has attained the agreed rate of production. If the agreed rate of production is not attained within a period of eighteen months of the due diligence period, Bolnisi will pay a penalty of $100,000 per month to the Corporation, and if such rate of production is not attained within twenty-four months of the due diligence period, the Corporation will retain 100% ownership of the concessions. Upon the agreed production levels being attained, Bolnisi will earn a 60% interest in the concessions covered by the agreement.

During the period, the Corporation raised gross proceeds of $7,737,000 by way of three private placements. The first private placement, completed on October 11, 2001, was comprised of 1,975,000 units, at a price of $0.52 per unit. Each unit was exercisable for one common share and one common share purchase warrant of the Corporation. Each whole common share purchase warrant is exercisable for one common share of the Corporation at a price of $0.65 per share until October 9, 2003. The second private placement, completed on February 11, 2002, was comprised of 350,000 units, at a price of $0.60 per unit. Each unit was exercisable for one common share and one common share purchase warrant. Each whole common share purchase warrant is exercisable for one common share of the Corporation at a price of $0.75 until February 11, 2004. The third private placement, completed on May 31, 2002, was comprised of 5,200,000 units, at a price of $1.25 per unit. Each unit was exercisable for one common share and one half of one common share purchase warrant. Each whole common share purchase warrant is exercisable for one common share at a price of $1.50 for a period until November 30, 2003. The net proceeds of all the private placements are being used by the Corporation to fund its mineral exploration program on the Ocampo Project and for general corporate purposes.

During the period, the Corporation received $760,000 from the exercise of options for the purchase of 1,155,000 Common Shares under the terms of the Corporation's Stock Option Plan, as well as $1,285,506 from the exercise of 519,250 special warrants, 1,410,700 common share purchase warrants and 163,750 compensation warrants, all of which were issued in connection with previously completed

private placements. As at July 31, 2002, the Corporation had cash in the amount of $6,398,305 and working capital of $6,573,133.

In order to ensure sufficient funds for the future expansion of its mineral exploration activities, the Corporation has sought and received, at an annual and special meeting of shareholders held on January 4, 2002, the approval of its shareholders to enter into one or more arms length private placements in the twelve-month period following the shareholder meeting providing for the issue of up to 100% of the Corporations issued and outstanding common shares. Each private placement must be completed in accordance with applicable rules and regulations of securities regulators and will only be negotiated if management believes the subscription price to be reasonable in the circumstances and if the funds are required by the Corporation to expand its activities.

During the twelve months ended July 31, 2001, the Corporation expended a total of $18,308,697 on exploration of the Ocampo Project and $1,380 on exploration of its mineral claims in the Province of Nova Scotia. The $18,308,697 of exploration expenditures allocated to the Ocampo Project during the period consisted of $4,719,407 for exploration work paid by cash outlay, $6,300,000 for arms length services and property acquisitions paid by the issuance of 2,000,000 shares valued at an average price of $3.15 per share, and $7,289,290 for future income taxes. Of the cash outlay of $4,719,407 for exploration work during the period, the Corporation paid the amounts of U.S. $750,000 and U.S $487,974, respectively, to Soyopa and Minera Fuerte under the terms of the Soyopa and Minera Fuerte Joint Venture Agreements. During the period, the Corporation raised gross proceeds of $5,000,000 by way of a private placement of 1,000,000 special warrants, at a price of $5.00 per special warrant. The underwriters fee ($350,000) and the expenses of the offering ($125,000) totalled $475,000, resulting in net proceeds to the Corporation of $4,525,000. The net proceeds of the private placements are being used by the Corporation to fund its mineral exploration program on the Ocampo Project and for general corporate purposes. During the period, the Corporation received $31,500 from the exercise of options for the purchase of 20,000 Common Shares under the terms of the Corporations Stock Option Plan, as well as $35,158 from the exercise of 14,063 common share purchase warrants issued pursuant to a private placement completed in 2000. As at July 31, 2001, the Corporation had cash in the amount of $469,915 and working capital of $1,018,392.

As at July 31, 2000, exploration expenditures on the Ocampo Project, the La Cuesta and Santa Maria claims and the Corporation's mineral claims in the Province of Nova Scotia totalled $13,763,676, $1,063,448 and $149,404, respectively. The exploration expenditures allocated to the Ocampo Project during the period included $4,050,000 for arms length services and property acquisitions paid by the issuance of 1,750,000 shares valued at an average price of $2.31 per share. During this period, the Corporation raised gross proceeds of $1,040,000 by way of two private placements of 270,000 and 250,000 units, respectively, at a price of $2.00 per unit. The net proceeds from the issuance of the units were used by the Corporation to fund its mineral exploration program on the Ocampo Project and for general working capital purposes. During the period, the Corporation received $984,850 from the exercise of options for the purchase of 951,800 Common Shares under the terms of the Corporations Stock Option Plan, as well as $646,029 from the exercise of 1,214,304 common share purchase warrants. During the period, the Corporation also received net proceeds of $5,022,582 from the exercise of rights for the purchase of 2,517,226 Common Shares under the terms of a rights offering completed on November 25, 1999. As at July 31, 2000, the Corporation had cash in the amount of $2,625,342 and working capital of $2,788,051.

Outlook

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and require significant expenditures prior to achieving commercial production. Future precious metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Corporation does not expect to receive significant income from any of the projects in the near term. The Corporation will require additional funds for working capital. In the event that unanticipated business opportunities or expenditures arise prior to such time, the Corporation may require additional financing. The Corporation will also require additional financing to satisfy the cash payment obligations of its joint venture agreements. If funding is required for any of these reasons, or if a commercial body of ore is confirmed on any of the Corporation's properties and the Corporation requires additional financing to initiate development of such body, it may fund its capital requirements by arranging further equity financing, issuing long term debt, arranging joint ventures with other companies or through a combination of the above.

There are no known deposits of commercial minerals on any of the mineral exploration properties of the Corporation and any activities of the Corporation thereon will constitute exploratory searches for minerals. See "Item 3: Narrative Description of the Business – Risks and Uncertainties" of the Annual Information Form of the Corporation for the twelve months ended July 31, 2002.

Other than as discussed herein, the Corporation is not aware of any trends, demands, commitments, events or uncertainties that may result in the Corporation's liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Corporation's liquidity and capital resources will be substantially determined by the success or failure of the Corporation's exploration programs on its mineral properties and its ability to obtain equity financing.

Corporate Profile

Share Details as at July 31, 2002

Shares Issued:	36,453,766

Officers and Directors:

Chairman of Board	Terence Donahoe, Q.C.
Chief Executive Officer	Bradley H. Langille
President	Fred George
Chief Financial Officer	Andrew J. Miller, C.A.
V.P. Operations	Terence F. Coughlan, B.Sc.
V.P. Exploration	Gregory K. Liller
Directors:	Fred George Terence Donahoe, Q.C. Bradley H. Langille Dale M. Hendrick, P. Eng., CFIM Terence F. Coughlan B.Sc.(Geology) Alejandro Caraveo Vallina Rodolfo Nieblas
Auditors:	Grant Thornton 301-238A Brownlow Avenue P.O. Box 38049 Dartmouth, Nova Scotia Canada B2Y 3Z6
Legal Counsel:	McInnes Cooper & Robertson 1601 Lower Water Street PO Box 730 Halifax, Nova Scotia B3J 2V1
Transfer Agent:	Computershare Trust Company 1500 University Street, Suite 700 Montreal, Quebec H3A 3S8
Bankers:	Royal Bank of Canada 7001 Mumford Road Halifax, N.S. B3L 2H8
Inquiries and Investor Relations:	Terence Donahoe, Q.C. 902 468-0614

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
Canada B3B 1T5

Tel: (902) 468-0614 Fax: (902) 468-0631
Web: www.gammonlake.com E-Mail: gammonl@sprint.ca
TSE : GAM / NASDAQ (OTC) : GMLRF / BSX : GL7